UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE 13G

Under the Securities Exchange Act of 1934

Samsara Luggage, Inc.

(Name of Issuer)

Common Shares, with a par value $0.001 per share

(Title of Class of Securities)

79589J200

(CUSIP Number)

December 31, 2023

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II PN, Ltd. (98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments II (U.S.), LP (42-1766918)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II GP, LP (80-0827189)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YAII GP II, LLC (81-4908890)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global, LP (90-0860458)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): IA

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global II, LLC (81-4918579)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 79589J200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC-Sigma Global Partners, LP 84-5173620
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:
	6	Shared Voting Power:
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 425,502*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9):
12.	Type of Reporting Person (See Instructions): OO

This Amendment No. 3 to Schedule 13G is being filed by YA II PN, Ltd., YA Global Investments II (U.S.), Ltd., Yorkville Advisors Global, LP, Yorkville Advisors Global II, LLC, YA II GP, LP and YA II GP II, LLC (collectively, the “Reporting Persons”) and amends, supplements and supersedes, the initial Schedule 13G filed jointly by the Reporting Persons on June 15, 2021 (the “Original Schedule 13G”) and the 13G Amendment No. 1 filed jointly by the Reporting Persons on January 11, 2022 (“Amendment No. 1) and the 13G Amendment No. 2 filed jointly by the Reporting Persons on January 3, 2023. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13G or Amendment No. 1 or Amendment No. 2. Capitalized terms in this Amendment No. 3 have the meanings assigned to them in the Original Schedule 13G and Amendment No. 1 and Amendment No. 2. This Amendment No. 3 is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1.

(a)	Name of Issuer:

Samsara Luggage, Inc

(b)	Address of Issuer’s Principal Executive Offices

One University Plaza, Suite 505,

Hackensack, NJ 07601

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Shares, with a par value $0.001 per share

(e)	CUSIP Number:

79589J200

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percentage of Class:0

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: Less than 0

(iii)	Sole power to dispose or to direct the disposition:

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Additional Information:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: February 12, 2024

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YAII GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the equity securities of Samsara Luggage, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 12, 2024

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YAII GP II LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer